UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Welsbach Technology Metals Acquisition Corp.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

950415 109
(CUSIP Number)

Daniel Mamadou 160 S Craig Place Lombard, Illinois 60148 Telephone: (510) 900-0242
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  950415 109

1	NAMES OF REPORTING PERSONS

Welsbach Acquisition Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,192,212 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,192,212 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,192,212 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Includes (i) 1,840,158 shares of the Issuer’s common stock, $0.0001 par value (“Common Stock”), referred to as founder shares in the Issuer’s registration statement on Form S-1 (File No. 333-261467) and (ii) 352,054 shares of Common Stock underlying units acquired pursuant to a Private Placement Units Subscription Agreement by and between Welsbach Acquisition Holdings LLC (the “Sponsor”) and the Issuer, following the forfeiture of 224,328 shares of Common Stock in connection with the partial exercise of the underwriter’s over-allotment option in the Issuer’s initial public offering (“IPO”). The Sponsor is controlled by its managing members, Daniel Mamadou and Christopher Clower. Messrs. Mamadou and Clower share the voting and dispositive power of the securities held by the Sponsor. Messrs. Mamadou and Clower may be deemed to share beneficial ownership of the securities reported herein. Messrs. Mamadou and Clower each disclaims beneficial ownership of the securities reported herein other than to the extent of his pecuniary interest in such securities.

CUSIP No.  950415 109

1	NAMES OF REPORTING PERSONS

Daniel Mamadou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,192,212 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,192,212 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,192,212 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes (i) 1,840,158 Founder Shares and (ii) 352,054 shares of Common Stock underlying units acquired pursuant to a Private Placement Units Subscription Agreement by and between the Sponsor and the Issuer, following the forfeiture of 224,328 shares of Common Stock in connection with the partial exercise of the underwriter’s over-allotment option in the IPO. The Sponsor is controlled by its managing members, Daniel Mamadou and Christopher Clower. Messrs. Mamadou and Clower share the voting and dispositive power of the securities held by the Sponsor. Messrs. Mamadou and Clower may be deemed to share beneficial ownership of the securities reported herein. Messrs. Mamadou and Clower each disclaims beneficial ownership of the securities reported herein other than to the extent of his pecuniary interest in such securities.

CUSIP No.  950415 109

1	NAMES OF REPORTING PERSONS

Christopher Clower

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,192,212 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,192,212 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,192,212 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes (i) 1,840,158 Founder Shares and (ii) 352,054 shares of Common Stock underlying units acquired pursuant to a Private Placement Units Subscription Agreement by and between the Sponsor and the Issuer, following the forfeiture of 224,328 shares of Common Stock in connection with the partial exercise of the underwriter’s over-allotment option in the IPO. The Sponsor is controlled by its managing members, Daniel Mamadou and Christopher Clower. Messrs. Mamadou and Clower share the voting and dispositive power of the securities held by the Sponsor. Messrs. Mamadou and Clower may be deemed to share beneficial ownership of the securities reported herein. Messrs. Mamadou and Clower each disclaims beneficial ownership of the securities reported herein other than to the extent of his pecuniary interest in such securities.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 10, 2022 (the “Schedule 13D”) relating to the Common Stock of the Issuer. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On January 14, 2022, the Issuer issued an additional 227,686 units (the “Over-Allotment Units”) pursuant to the partial exercise by the underwriter of its over-allotment option in connection with the IPO. Concurrently, the Sponsor also purchased an additional 4,554 Placement Units at a purchase price of $10.00 per Placement Unit, pursuant to the terms of the Private Placement Units Subscription Agreement. Each Placement Unit consists of one share of Common Stock and one right to receive one-tenth (1/10) of a share of Common Stock upon the consummation of an initial business combination by the Issuer (as described more fully in the Issuer’s final prospectus dated December 27, 2021).

On January 14, 2022, 224,328 Founder Shares were automatically surrendered for no consideration by the Sponsor pursuant to contractual arrangements under the Securities Subscription Agreement with the Issuer, triggered by the partial exercise of the option of the underwriter of the Issuer’s IPO to purchase the Over-Allotment Units.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (c) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 10,011,662 shares of Common Stock outstanding as of January 14, 2022, including (i) 7,727,686 shares of Common Stock included in the units issued in the IPO and the Over-Allotment Units, (ii) 352,054 shares of Common Stock included in the Placement Units, and (iii) 1,931,922 Founder Shares) are as follows:

Welsbach Acquisition Holdings LLC

a) Amount beneficially owned: 2,192,212	Percentage:21.9%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote:	2,192,212
ii. Shared power to vote or to direct the vote:	0
iii. Sole power to dispose or to direct the disposition of:	2,192,212
iv. Shared power to dispose or to direct the disposition of:	0

Daniel Mamadou

a) Amount beneficially owned: 2,192,212	Percentage:21.9%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote:	0
ii. Shared power to vote or to direct the vote:	2,192,212
iii. Sole power to dispose or to direct the disposition of:	0
iv. Shared power to dispose or to direct the disposition of:	2,192,212

Christopher Clower

a) Amount beneficially owned: 2,192,212	Percentage:21.9%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote:	0
ii. Shared power to vote or to direct the vote:	2,192,212
iii. Sole power to dispose or to direct the disposition of:	0
iv. Shared power to dispose or to direct the disposition of:	2,192,212

The securities reported above are held of record by the Sponsor and include: (i) 1,840,158 Founder Shares and (ii) 352,054 shares of Common Stock underlying the placement Units. The Sponsor is controlled by its managing members, Daniel Mamadou and Christopher Clower. Messrs. Mamadou and Clower share the voting and dispositive power of the securities held by the Sponsor. Messrs. Mamadou and Clower may be deemed to share beneficial ownership of the securities reported herein. Messrs. Mamadou and Clower each disclaims beneficial ownership of the securities reported herein other than to the extent of his pecuniary interest in such securities.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The responses to Item 4 and 5 of this Amendment No. 1 are incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2022	Welsbach Acquisition Holdings LLC

	By:	/s/ Daniel Mamadou
Name: Daniel Mamadou
Title: Managing Member

Date: January 21, 2022	By:	/s/ Daniel Mamadou
Name: Daniel Mamadou

Date: January 21, 2022	By:	/s/ Christopher Clower
Name: Christopher Clower